Exhibit (a)(1)(A)
COMPANY NOTICE
TO HOLDERS OF
3.5% SENIOR CONVERTIBLE DEBENTURES DUE 2034
(CUSIP No. 14055X AD 4)
AND
4% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2034
(CUSIP No. 14055X AE 2)
ISSUED BY
CAPITALSOURCE INC.
          Reference is made to the Indenture, dated as of July 7, 2004 (the “Senior Indenture”), by and among CapitalSource Inc., a Delaware corporation (the “Company”), as issuer, U.S. Bank National Association, as trustee (“U.S. Bank”), and CapitalSource Holdings LLC and CapitalSource Finance LLC, as guarantors, relating to the 3.5% Senior Convertible Debentures due 2034 (the “Senior Debentures”), and the Indenture, dated as of April 4, 2007 (the “Senior Subordinated Indenture” and, together with the Senior Indenture, the “Indentures” ), by and among the Company, as issuer, Wells Fargo Bank, N.A., as trustee (“Wells Fargo”), and CapitalSource Finance LLC, as guarantor, relating to the 4.0% Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures,” and together with the Senior Debentures, the “Debentures”). Section 3.06 of each Indenture requires that at the option (the “Put Option”) of each holder (each, a “Holder”) of Debentures, all or a portion of the Debentures must be repurchased by the Company on July 15, 2011, in accordance with the terms, procedures and conditions outlined in the Indentures.
          NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indentures that, as required by the Indentures, the Company will repurchase properly surrendered Debentures on July 15, 2011 for a repurchase price (the “Repurchase Price”) payable in cash equal to $1,000 per $1,000 principal amount of Debentures validly surrendered for repurchase and not withdrawn, upon the terms and subject to the conditions set forth in the Indentures, the Debentures, this Company Notice and any related notice materials, as amended and supplemented from time to time. Holders may surrender their Debentures for repurchase at any time from June 16, 2011 through 12:00 midnight, New York City time, on July 14, 2011. This Company Notice is being sent pursuant to Section 3.06 of the Indentures and the provisions of the Debentures. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Senior Indenture and the Senior Subordinated Indenture, as applicable.
          July 15, 2011 is an Interest Payment Date under the terms of the Indentures. Accordingly, interest accrued up to July 15, 2011 will be paid to holders of record of the Debentures as of July 1, 2011. Therefore, we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.
          As of the date of this Company Notice, the Company called for redemption all of the outstanding Debentures on July 15, 2011 at a redemption price of 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Accordingly, Debentures may be converted into common stock at any time before the close of business on July 13, 2011 but may not be converted on or after the redemption date unless the Company fails to pay the redemption price. Any Debentures surrendered for repurchase may be converted into common stock of the Company in accordance with Section 14.01 of the Indentures if the Debentures surrendered for repurchase have been withdrawn from the election to repurchase in accordance with the terms of the Indenture.

          As of the date of this Company Notice, all custodians and beneficial holders of the Debentures hold the Debentures through accounts with The Depository Trust Company (“DTC”) and there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.
          To exercise your Put Option to have the Company repurchase your Debentures and receive payment of the Repurchase Price, you must have your Debentures validly delivered through DTC’s transmittal procedures prior to 12:00 midnight, New York City time, on July 14, 2011. If your Debentures are held through a broker, dealer, commercial bank, trust company or other nominee, then you must contact such nominee and instruct such nominee to exercise your Put Option and surrender your Debentures through the transmittal procedures of DTC. Debentures surrendered for repurchase may be withdrawn at any time prior to 12:00 midnight, New York City time, on July 14, 2011. The right of Holders to surrender Debentures for repurchase pursuant to the Put Option expires at 12:00 midnight, New York City time, on July 14, 2011.
The Paying Agents are as follows:
3.5% Senior Convertible Debentures due 2034
(CUSIP No. 14055X AD 4)
U.S. Bank National Association
60 Livingston Ave.
St. Paul, MN 55107
Attn: Specialized Finance
Fax Number: 651-495- 8158
Confirmation Number: 800-934-6802
General Bondholder Inquiry Phone Number: 800-934-6802
4.0% Senior Subordinated Convertible Debentures due 2034
(CUSIP No. 14055X AE 2)
Regular Mail or Courier:
Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9303-121
Sixth & Marquette Avenue
Minneapolis, MN 55479
Registered & Certified Mail:
Wells Fargo Bank, N.A.
Corporate Trust Operations
MAC N9303-121
P.O. Box 1517
Minneapolis, MN 55480
In Person by Hand Only:
Wells Fargo Bank, N.A.
Corporate Trust Services
Northstar East Building - 12th Floor
608 Second Avenue South
Minneapolis, MN 55402
Fax Number: 612-667-6282
For Information or Confirmation by Telephone: 800-344-5128
          Any questions or requests for assistance or copies of this Company Notice or other materials may be directed to Jeffrey Lipson at CapitalSource Inc. at (301) 841-2795. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Put Option.
The date of this Company Notice is June 16, 2011.

Schedule A. Board of Directors and Executive Officers
          No person has been authorized to give any information or to make any representations other than those contained in this Put Option and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein or in the related notice materials is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for repurchase and, if so, the amount of Debentures to surrender.

SUMMARY TERM SHEET
          The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and other offering materials because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.
Who is offering to repurchase my Debentures?
          CapitalSource Inc., a Delaware corporation (the “Company”), is required by the Indentures (as defined below) to repurchase validly surrendered 3.5% Senior Convertible Debentures due 2034 (the “Senior Debentures”) and 4.0% Senior Subordinated Convertible Debentures due 2034 (the “Senior Subordinated Debentures” and, together with the Senior Debentures, the “Debentures”). (Page 4)
What Debentures are you seeking to repurchase?
          The terms of the Debentures require that the Company offer to repurchase all of the Debentures validly surrendered and not withdrawn at the option (the “Put Option”) of the holder thereof (the “Holder”). As of June 16, 2011, there was $8,446,000 aggregate principal amount at maturity of Senior Debentures outstanding and $272,077,000 aggregate principal amount at maturity of Senior Subordinated Debentures outstanding. The Senior Debentures were issued under an Indenture, dated as of July 7, 2004 (the “Senior Indenture”), by and among the Company, as issuer, U.S. Bank National Association, as trustee (“U.S. Bank”), and CapitalSource Holdings LLC and CapitalSource Finance LLC, as guarantors, and the Senior Subordinated Debentures were issued under an Indenture, dated as of April 4, 2007 (the “Senior Subordinated Indenture” and, together with the Senior Indenture, the “Indentures”), by and among the Company, as issuer, Wells Fargo Bank, N.A., as trustee (“Wells Fargo”), and CapitalSource Finance LLC, as guarantor. (Page 4)
How much are you offering to pay and what is the form of payment?
          Pursuant to the terms of the Indentures and the Debentures, the Company will pay, in cash, a repurchase price (the “Repurchase Price”) equal to $1,000 per $1,000 principal amount of Debentures validly surrendered for repurchase and not withdrawn. The Repurchase Price is based solely on the requirements of the Indentures and the Debentures and bears no relationship to the market price of the Debentures or our Common Stock (as defined below). July 15, 2011 is an Interest Payment Date under the terms of the Indentures. Accordingly, interest accrued up to but excluding July 15, 2011 will be paid to holders of record as of July 1, 2011. We therefore expect that there will be no accrued and unpaid interest due as part of the Repurchase Price. We will pay the Repurchase Price in cash with respect to any Debentures validly surrendered for repurchase and not withdrawn prior to 12:00 midnight, New York City time, on July 14, 2011. (Pages 4-5)
How can I determine the market value of the Debentures?
          There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and the market for similar securities. To the extent available, Holders are urged to obtain the best information available as to potential current market prices of the Debentures prior to making any decision with respect to the Put Option. The Common Stock of the Company is listed on the New York Stock Exchange (“NYSE”) under the symbol “CSE.” On June 13, 2011, the last reported sales price of the Common Stock on the NYSE was $6.05 per share. (Pages 5-6)

Why are you making the offer?
          The Company is required to make the offer to repurchase Debentures pursuant to the terms of the Debentures and the Indentures.
(Page 4)
What does the board of directors of the Company think of the Put Option?
          The board of directors of the Company has not made any recommendation as to whether you should surrender your Debentures for repurchase in the Put Option. As noted, the Company is required to offer to repurchase the Debentures pursuant to their terms and the terms of the Indentures. You must make your own decision whether to surrender your Debentures for repurchase and, if so, the amount of Debentures to surrender. (Page 5)
When does the Put Option expire?
          The Put Option expires at 12:00 midnight, New York City time, on July 14, 2011. To exercise your Put Option to have the Company repurchase your Debentures and receive payment of the Repurchase Price, you must validly surrender your Debentures prior to 12:00 midnight, New York City time, on July 14, 2011. We will not extend the period Holders have to exercise the Put Option unless required to do so by federal securities laws. (Page 4)
What are the conditions to the repurchase by the Company of the Debentures?
          The repurchase of validly surrendered Debentures is not subject to any conditions other than the absence of a continuing default under the applicable Indenture (other than an event of default that is cured by the payment of the Repurchase Price) and such repurchase being lawful. (Page 4)
How do I surrender my Debentures?
          Debentures for which a Put Option is exercised must be surrendered through the transmittal procedures of the Depository Trust Company (“DTC”) no later than 12:00 midnight, New York City time, on July 14, 2011. (Page 6-7)
•	Holders whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Debentures and instruct such nominee to surrender the Debentures on the Holder’s behalf through the transmittal procedures of DTC on or before 12:00 midnight, New York City time, on July 14, 2011.

•	Holders who are DTC participants surrender their Debentures electronically through DTC’s automated tender offer program (“ATOP”) over its Participant Terminal System (“PTS”), subject to the terms and procedures of that system, on or before 12:00 midnight, New York City time, on July 14, 2011.
You bear the risk of untimely surrender of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures before 12:00 midnight, New York City time, on July 14, 2011. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.
If I surrender my Debentures, when will I receive payment for them?
          We will accept for payment all validly surrendered Debentures promptly upon expiration of the Put Option. We will promptly forward to the Paying Agent, prior to 11:00 a.m., New York City time, on July 15, 2011, the funds required to pay the Repurchase Price for the surrendered Debentures. Each Paying Agent will distribute such funds to DTC, the sole record Holder, promptly (but in no event more than five (5) business days) following July 15, 2011. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 8)

Can I withdraw previously surrendered Debentures?
          Yes. To withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC prior to 12:00 midnight, New York City time, on July 14, 2011. You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the DTC procedures before 12:00 midnight, New York City time, on July 14, 2011. (Page 7)
What happens if I do not surrender my Debentures?
          If you do not surrender your Debentures prior to the expiration of the Put Option, we will redeem all of your Debentures at a redemption price of 100% of the outstanding principal amount of your Debentures, plus accrued and unpaid interest to, but excluding, July 15, 2011 (the “Redemption”). (Pages 4 and 6)
If I choose to surrender my Debentures for repurchase, do I have to surrender all of my Debentures?
          No. You may exercise your Put Option and surrender all of your Debentures or a portion of your Debentures. If you wish to surrender a portion of your Debentures, however, you must surrender your Debentures in a principal amount at maturity of $1,000 or an integral multiple thereof. In addition, if you do not surrender all of your Debentures, we will redeem all of your remaining Debentures pursuant to the Redemption. (Pages 4-5)
If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for repurchase in the Put Option?
          The receipt of cash in exchange for Debentures upon exercise of your Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 9-12)
Who is the Paying Agent?
          U.S. Bank, the trustee for the Senior Debentures, is serving as Paying Agent in connection with the Put Option for the Senior Debentures, and Wells Fargo, the trustee for the Senior Subordinated Debentures, is serving as Paying Agent in connection with the Put Option for the Senior Subordinated Debentures (collectively, the “Paying Agents”). Their addresses and telephone numbers are set forth on the inside cover page of this Company Notice.
Whom can I talk to if I have questions about the Put Option?
          Questions and requests for assistance in connection with the surrender of Debentures for repurchase in the Put Option may be directed to Jeffrey Lipson at CapitalSource Inc. at (301) 841-2795.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION
1. Information Concerning the Company. The Company was founded in 2000 and is a commercial lending and banking company that provides a broad array of financial products to middle market businesses and, through its wholly owned subsidiary, CapitalSource Bank, provides depository products and services.
          The Company maintains its principal executive offices at 5404 Wisconsin Avenue, 2nd Floor, Chevy Chase, Maryland 20815. The telephone number there is (301) 841-2700.
2. Information Concerning the Debentures. The Company is offering to repurchase the Senior Debentures and Senior Subordinated Debentures as required under the terms of the respective Indentures. The Senior Debentures were issued under the Senior Indenture and mature on July 15, 2034, unless earlier converted, redeemed or repurchased. The Senior Debentures bear interest at a rate of 3.5% per year, payable semi-annually in arrears. The Senior Subordinated Debentures were issued under the Senior Subordinated Indenture and mature on July 15, 2034, unless earlier converted, redeemed or repurchased. The Senior Subordinated Debentures bear interest at a rate of 4.0% per year, payable semi-annually in arrears.
     2.1. The Company’s Obligation to Repurchase the Debentures. The terms of the Debentures and the Indentures require that at the option of each Holder (the “Put Option”), the Company must repurchase all Debentures validly surrendered for repurchase and not previously withdrawn on July 15, 2011.
          This Put Option will expire at 12:00 midnight, New York City time, on Thursday, July 14, 2011. To exercise your Put Option to have the Company repurchase the Debentures and receive payment of the Repurchase Price, you must validly surrender the Debentures prior to 12:00 midnight, New York City time, on July 14, 2011. We will not extend the period Holders have to accept the Put Option unless required to do so by the federal securities laws. The repurchase by the Company of validly surrendered Debentures is not subject to any conditions other than the absence of a continuing default under the Indentures (other than an event of default that is cured by the payment of the Repurchase Price) and such repurchase being lawful.
          If any Debentures remain outstanding following the expiration of the Put Option, the Company will redeem all of the remaining Debentures pursuant to the Redemption at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, July 15, 2011.
     2.2. Repurchase Price. Pursuant to terms of the Indentures and the Debentures, the repurchase price to be paid by the Company for the Debentures is equal to $1,000 per $1,000 principal amount of the Debentures validly surrendered for repurchase and not withdrawn (the “Repurchase Price”). July 15, 2011 is a date for the payment of interest under the terms of the Indentures. Accordingly, interest accrued to July 15, 2011 will be paid to record holders as of July 1, 2011, as required in the Indentures, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price. We will pay the Repurchase Price in cash with respect to any and all Debentures validly surrendered for repurchase (and not thereafter withdrawn) prior to 12:00 midnight, New York City time, on July 14, 2011. Debentures surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. Delivery of your Debentures by book-entry transfer to the account maintained by the applicable Paying Agent for your Debentures with the DTC is a condition to the payment of the Repurchase Price.
          The Repurchase Price is based solely on the requirements of the applicable Indenture and the Debentures and does not necessarily bear any relationship to the market price of the Debentures or our Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and our Common Stock before making a decision whether to surrender their Debentures for repurchase.
          None of the Company, our Board of Directors, or our employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Debentures for which to exercise the Put

Option based on such Holder’s assessment of the current market value of the Debentures and our Common Stock and other relevant factors.
          You should also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state, and local law and any non-U.S. tax consequences in light of your own particular circumstances.
     2.3. Conversion Rights of the Debentures. The Debentures are convertible under certain circumstances into shares of the Company’s Common Stock, in accordance with and subject to the terms of the applicable Indenture and the Debentures. Holders may convert their Debentures into Common Stock of the Company prior to stated maturity only if (1) the sale price of the Common Stock reaches thresholds specified in the Indenture, (2) the trading price of the Securities falls below thresholds specified in the Indenture, (3) the Debentures have been called for redemption or (4) corporate transactions specified in the Indenture occur. On June 15, 2011, the Company announced the redemption of all of the outstanding Debentures on July 15, 2011 at a redemption price of 100% of the outstanding aggregate principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, July 15, 2011. As a result, the Debentures may be converted into Common Stock at any time before the close of business on July 13, 2011 but may not be converted on or after the redemption date unless the Company fails to pay the redemption price. The current conversion rate for the Debentures is 48.2150 shares of Common Stock per $1,000 principal amount outstanding, which is equivalent to a conversion price of approximately $20.74 per share of Common Stock. U.S. Bank is currently acting as conversion agent for the Senior Debentures, and Wells Fargo is currently acting as conversion agent for the Senior Subordinated Debentures.
          Any Debentures surrendered for repurchase may be converted in accordance with the terms of the applicable Indenture and the Debentures only if their surrender has been validly withdrawn prior to 12:00 midnight, New York City time, on July 14, 2011, as described in Section 4 below.
     2.4. Market for the Debentures and the Company’s Common Stock. There is no established reporting system or trading market for trading in either series of Debentures. However, we believe the Debentures currently are traded over the counter. We have been advised that there is no practical way to determine the trading history of the Debentures. We believe that trading in the Debentures has been limited and sporadic. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Common Stock and the market for similar Debentures. The Debentures are held through DTC, which is the sole record holder. As of June 16, 2011, there was $8,446,000 aggregate principal amount at maturity of Senior Debentures outstanding and $272,077,000 aggregate principal amount at maturity of Senior Subordinated Debentures outstanding.
          The Common Stock into which the Debentures are convertible is listed on the NYSE under the symbol “CSE.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

	High	Low
Year Ending on December 31, 2011
2nd Quarter (through May 31, 2011)	$7.31	$6.07
1st Quarter	8.21	6.77
Year Ended on December 31, 2010
4th Quarter	$7.13	$5.14
3rd Quarter	5.68	4.57
2nd Quarter	6.32	3.87
1st Quarter	6.05	4.00
Year Ended on December 31, 2009
4th Quarter	$4.34	$2.99
3rd Quarter	5.08	3.55
2nd Quarter	4.97	1.19
1st Quarter	4.62	0.90
          On May 31, 2011, the last reported sales price of the Common Stock on the NYSE was $6.07 per share. As of May 31, 2011, there were approximately 323,157,859 shares of Common Stock outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Common Stock before making any decision to surrender your Debentures pursuant to the Put Option.
     2.5. Redemption. Beginning July 15, 2011, the Debentures are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount of the Debentures to be redeemed.
     2.6. Fundamental Change. Under each Indenture, a Holder may require the Company to repurchase for cash his or her Debentures if there is a Fundamental Change (as defined in the Indentures) at a repurchase price equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to but excluding the Fundamental Change Repurchase Date (as defined in the Indentures). Under the Senior Subordinated Indenture, in the event of a Make-Whole Fundamental Change (as defined in the Senior Subordinated Indenture), the conversion rate for the Senior Subordinated Debentures would be increased by an amount determined in accordance with the Senior Subordinated Indenture.
     2.7 Ranking. The Senior Debentures are unsecured and rank equally with the Company’s existing and other future unsecured senior indebtedness. The Senior Subordinated Debentures rank junior to all of the Company’s other existing and future indebtedness, including the Senior Debentures, unless the existing or future indebtedness provides that such indebtedness ranks junior or equal in right of payment to the Senior Subordinated Debentures.
3. Procedures to Be Followed by Holders Electing to Surrender Debentures for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Debentures unless they validly surrender and do not withdraw the Debentures prior to 12:00 midnight, New York City time, on July 14, 2011. Only registered Holders are authorized to surrender their Debentures for repurchase. Holders may surrender some, all or none of their Debentures; however, any Debentures surrendered must be in a principal amount of $1,000 or an integral multiple thereof.
          If Holders do not validly surrender their Debentures on or before 12:00 midnight, New York City time, on July 14, 2011, their Debentures will remain outstanding subject to their existing terms.
          You will not be required to pay any commission to the Company, DTC or the Paying Agent in connection with your Put Option. However, there may be commissions you need to pay your broker in connection with the surrender of the Debentures.
     3.1. Method of Delivery. As of the date of this Company Notice, all custodians and beneficial holders of the Debentures hold the Debentures through DTC accounts and there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase hereunder must be delivered through DTC’s ATOP over DTC’s PTS. This Company Notice constitutes the Company Repurchase Notice defined in the Indentures, and delivery of Debentures via PTS will satisfy the delivery requirements of the Indentures. Delivery of Debentures and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Debentures.
     3.2 Exercise of Put Option and Delivery of Debentures.
          Debentures Held Through a Custodian. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for repurchase on the Holder’s behalf. You must instruct such nominee sufficiently in advance to enable such nominee to complete the steps described below required to exercise the Put Option and surrender the Debentures through DTC’s procedures by 12:00 midnight, New York City time, on July 14, 2011.
          Debentures in Global Form. A Holder who is a DTC participant and wishes to exercise its Put Option must elect to surrender to the Company his or her beneficial interest in the Debentures by:
•	delivering to the appropriate Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures on or prior to 12:00 midnight, New York City time, on July 14, 2011; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system, on or prior to 12:00 midnight, New York City time, on July 14, 2011. In surrendering through PTS, the electronic instructions sent to DTC by the Holder and transmitted by DTC to the appropriate Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and an agreement to be bound by the terms of this Company Notice.
4. Right of Withdrawal. Debentures surrendered for repurchase may be withdrawn at any time prior to 12:00 midnight, New York City time, on July 14, 2011. Any attempted withdrawals after such time will be ineffective. Debentures that are withdrawn may be resurrendered by following the surrender procedures described in Section 3 above.
     In order to withdraw Debentures, Holders must comply with the withdrawal procedures of the DTC prior to such time. A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must therefore instruct such nominee if such Holder desires to withdraw Debentures. This means a Holder must deliver, or cause to be delivered through their broker, dealer, bank, or other nominee, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Debentures before 12:00 midnight, New York City time, on July 14, 2011. The withdrawal notice must:
•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Debentures were surrendered and such participant’s account number at DTC to be credited with the withdrawn Debentures;

•	contain a description of the Debentures to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC PTS system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Debentures.
          We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.
5. Payment for Surrendered Debentures. We will forward to the Paying Agents, prior to 11:00 a.m., New York City time, on Friday, July 15, 2011, the appropriate amount of cash required to pay the Repurchase Price for the surrendered Debentures, and the Paying Agents will thereafter distribute such funds to DTC, the sole record Holder, promptly (but in no event later than five (5) business days) following July 15, 2011. DTC will then distribute the cash in accordance with its procedures to each participant that has validly delivered Debentures and not validly withdrawn such delivery prior to 12:00 midnight, New York City time, on July 14, 2011.
          In the event any Debentures are surrendered and accepted for payment, we intend to use available cash to repurchase the Debentures. We do not have any alternative financing plans. Assuming all of the Debentures are validly surrendered for purchase and accepted for payment, the total amount of funds required to purchase the Debentures is $280,523,000 ($8,446,000 for the Senior Debentures and $272,077,000 for the Senior Subordinated Debentures).
6. Debentures Acquired. Any Debentures repurchased by us pursuant to a Put Option will be cancelled by the appropriate Trustee pursuant to the terms of the applicable Indenture.
7. Plans or Proposals of the Company. As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, we intend to pursue a strategy to prudently utilize excess capital at the Company and to convert CapitalSource Bank’s charter from an industrial bank charter to a commercial bank charter. Our current strategy for converting CapitalSource Bank to a commercial bank is to pursue becoming a bank holding company under the Bank Holding Company Act of 1956, and based on our recent discussions with the Federal Reserve we believe we understand the actions required for the Company to be considered for bank holding company status. We intend to assess and weigh the alternatives for prudently utilizing excess capital in a manner that is in the best interest of our shareholders (which may include, among other things, repayment of debt, capital contributions to CapitalSource Bank, stock repurchases, increased or special dividends or distributions) and the alternatives for converting CapitalSource Bank to a commercial bank (which may include asset sales, spin-offs or other actions). We could pursue any of these alternatives either separately or in combination with one another, or we may not pursue any of them. Except for the foregoing, the Company does not currently have any plans that would be material to a Holder’s decision to surrender Debentures for repurchase in the Put Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures. Except as otherwise disclosed below, to the knowledge of the Company:
•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	the Company will not repurchase any Debentures from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Debentures.
          A list of the directors and executive officers of the Company is attached to this Company Notice as Schedule A.
          Certain directors and executive officers of the Company and its affiliates are parties to ordinary course equity incentive plans and arrangements involving the Common Stock of the Company, as disclosed by the Company prior to the date hereof. Except the Indentures and as described in the previous sentence, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
9. Repurchase, Exchange or Redemption of Debentures by the Company and Its Affiliates. On June 15, 2011, the Company announced the redemption of all of the outstanding Debentures on July 15, 2011 at a redemption price of 100% of the principal amount of the Debentures to be redeemed.
10.	Certain United States Federal Income Tax Considerations.
          The following discussion summarizes certain material United States federal income tax consequences of the exercise of the Put Option by a U.S. Holder and a Non-U.S. Holder (each as defined below) of the Debentures. The following discussion does not purport to be a full description of all United States federal income tax consequences of the exercise of the Put Option and does not address any other taxes that might be applicable to a holder of the Debentures, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of Debentures in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt entities, persons holding the Debentures as part of a hedging or conversion transaction, a straddle or a constructive sale, and persons whose functional currency is not the United States dollar. The discussion below assumes that the Debentures are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.
          The discussion of the United States federal income tax considerations below is based on currently existing provisions of the Internal Revenue Code, the applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, non-United States or other tax laws and possible changes in tax laws.
          As used herein, a U.S. Holder means a beneficial owner of a Debenture that is, for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
          As used herein, a Non-U.S. Holder means a beneficial owner of a Debenture that is neither a partnership (or other entity treated as a partnership for United States federal income tax purposes) nor a U.S. Holder.
          If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds a Debenture, the United States income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Debentures, you are urged to consult your tax advisor.
          THE FOLLOWING DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE ASSERTED AGAINST THE HOLDER UNDER THE INTERNAL REVENUE CODE. THE DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO A UNITED STATES HOLDER OF THE EXERCISE OF THE PUT OPTION. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE EXERCISE OF THE PUT OPTION, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAWS. THE STATEMENTS OF UNITED STATES TAX LAW SET FORTH BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AS OF THE DATE OF THIS STATEMENT, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.
Consequences to U.S. Holders
          An exercise of the Put Option by a U.S. Holder will be a taxable transaction to such holder for United States federal income tax purposes. Subject to the market discount rules discussed below, such a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received (other than cash attributable to accrued interest, which will be taxable as ordinary income to the extent not previously included in income) and (ii) such holder’s adjusted tax basis in such Debentures at the time of sale. A U.S. Holder’s adjusted tax basis for a Debenture purchased for cash generally will be the price such holder paid for the Debenture, increased by market discount to the extent such market discount was previously included in income by such holder (including any market discount included in the taxable year of the sale prior to the sale), and reduced (but not below zero) by amortized premium and any payments received by such holder other than interest payments. A U.S. Holder that acquired Debentures other than by purchase for cash should consult their tax adviser regarding their adjusted tax basis in the Debentures.
          In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon the holder’s holding period for the Debenture, with a preferential rate available for Debentures held for more than one year, and upon the holder’s marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations.
          In the case of a U.S. Holder who acquired the Debenture at a market discount within the meaning of Section 1276 and 1278(a)(2) of the Internal Revenue Code (subject to a statutory de minimis exception), any gain recognized upon the sale of the Debenture will represent ordinary income to the extent of the market discount that accrued during the period that such U.S. Holder held such Debenture (on a straight line basis or, at the election of the holder, on a constant interest basis), unless the U.S. Holder previously had elected to include such accrued market discount in the U.S. Holder’s income on a current basis. Market discount generally equals the excess of the face amount of a debt instrument over a U.S. Holder’s initial tax basis in the debt instrument.
          Information Reporting and Backup Withholding. An exercise of the Put Option by a U.S. Holder generally will be subject to information reporting requirements. A U.S. Holder selling a Debenture pursuant to the Put Option must provide its correct taxpayer identification number (“TIN”) which, in the case of an individual U.S. Holder, is his social security number, and certain other information, or otherwise establish a basis for an exemption from backup withholding. A U.S. Holder can satisfy those requirements by completing and submitting a Form W-9. Exempt holders (including, among others, all corporations, individual retirement accounts and certain foreign individuals) are not subject to these backup withholding and information reporting requirements. If the correct TIN or an adequate basis for exemption is not provided, the U.S. Holder may be subject to backup withholding at the applicable rate (currently, 28%) on the gross proceeds of the sale. Backup withholding is not a separate tax and, if withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.
Consequences to Non-U.S. Holders
          Subject to the discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the Non-U.S. Holder’s receipt of cash for Debentures pursuant to an exercise of the Put Option. Any gain realized by the Non-U.S. Holder would be subject to U.S. federal income tax, however, if: (i) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are satisfied; (ii) the gain with respect to the Debentures is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a Non-U.S. Holder resident of a country that has an income tax treaty with the United States, such gain is attributable to a permanent establishment in the United States; or (iii) the Debentures constitute “U.S. real property interests” (“USRPIs”) within the meaning of the Foreign Investment in Real Property Tax Act (“FIRPTA”).
          A Non-U.S. Holder that is described in (i) above, will be subject to a 30% (or a lower rate provided by an applicable income tax treaty) U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. capital losses, even though the Non-U.S. Holder is not considered a resident of the United States. A Non-U.S. Holder that is described in (ii) above, will be taxed on its gain under the regular graduated U.S. federal income tax rates (and, with respect to corporate Non-U.S. Holders, may also be subject to branch profits tax at a 30% rate or lower rate provided by an applicable income tax treaty).
          With respect to (iii) above, the Debentures will not constitute USRPIs if we are not, and have not been, a “United States real property holding corporation” (“USRPHC”). A U.S. corporation is a USRPHC if at least 50% of the value of its assets consist of USRPIs, which include interests in real property, but not interests solely as a creditor in real property, such as mortgage loans. Currently, we believe that the majority of our assets will not be considered USRPIs because they are interests solely as a creditor in mortgage loans. We believe that we have not been at any time, and will not be at the time of a sale of Debentures pursuant to the Put Option, a USRPHC, although there can be no assurance that the composition of our assets will not change and include substantially more USRPIs in the future. Accordingly we do not intend to withhold any amount under FIRPTA as a result of the sale of Debentures pursuant to the Put Option.
          Even if, however, we were treated as a USRPHC at or prior to the time of a sale of Debentures pursuant to the Put Option, the Debentures will not be treated as USRPIs, and therefore generally not subject to FIRPTA at the time of the sale, if any class of our stock is considered “regularly traded” under applicable Treasury Regulations on an “established securities market,” such as the New York Stock Exchange, and either (1) if the Debentures are not considered regularly traded, the selling Non-U.S. Holder did not own, actually or constructively, Debentures of a particular class with a fair market value greater than the fair market value of 5% of our outstanding common stock, or (2) if the Debentures are considered regularly traded, the selling Non-U.S. Holder did not own, actually or constructively, more than 5% of the total fair market value of the Debentures of a particular class, in either case at any time.
          If gain on the sale of Debentures were subject to FIRPTA, the selling Non-U.S. Holder generally would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a selling U.S. Holder that had sold the Debentures in a fully taxable transaction, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In that case, withholding tax may apply and any withholding tax withheld pursuant to the rules applicable to dispositions of a USRPI would be creditable against such selling Non-U.S. Holder’s U.S. federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors as to whether the sale of Debentures pursuant to the Put Option could be subject to U.S. federal income tax under FIRPTA in their particular circumstances if we were in fact a USRPHC at or prior to the time of the sale.

          With respect to the Debentures, any amount received that is attributable to accrued but unpaid interest not previously included in income generally will not be subject to U.S. federal income tax, provided that: (i) the Non-U.S. Holder does not directly or indirectly, actively or constructively own 10% or more of the voting stock in us; (ii) the Non- U.S. Holder is not a “controlled foreign corporation” related to us; (iii) the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States; and (iv) the Non-U.S. Holder properly certifies its foreign status on IRS Form W-8BEN or other applicable form. A Non-U.S. Holder that does not qualify for this exemption generally will be subject to withholding of U.S. tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on payments attributable to interest (but not market discount), and such tax will be withheld from the portion of the consideration payable pursuant to the sale that is attributable to interest, unless the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the amount received that is attributable to accrued but unpaid interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, such interest will be subject to U.S. federal income tax at graduated rates in the same manner as if the Non-U.S. Holder were a U.S. Holder (and, with respect to corporate Non-U.S. Holders, may also be subject to a 30% branch profits tax). Such interest will not be subject to U.S. federal withholding tax so long as the Non-U.S. Holder provides a completed IRS Form W-8ECI.
          Information Reporting and Backup Withholding. If a Non-U.S. Holder receives cash for Debentures pursuant to the exercise of the Put Option through a U.S. broker (including certain brokers owned or controlled by United States persons or engaged in the conduct of a trade or business in the United States), the payment by the broker to the Non-U.S. Holder may be subject to information reporting and backup withholding. A Non-U.S. Holder generally will not be subject to information reporting or backup withholding, however, if it certifies its foreign status, generally on IRS Form W-8BEN. Backup withholding is not an additional tax; any amount so withheld may be credited against the Non-U.S. Holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained from the IRS, provided that the required information is furnished to the IRS.
11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
          The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
          The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.
•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	our Current Reports on Form 8-K filed on February 18, 2011 and May 2, 2011; and

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 12:00 midnight, New York City time, on July 14, 2011.
          In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.
13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indentures and the Debentures.
14. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indentures or the Debentures or any applicable laws on the other hand, the terms of the applicable Indenture or the Debentures or applicable laws, as the case may be, will control.
          None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Debentures for repurchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Debentures for repurchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.
CapitalSource Inc.
June 16, 2011

SCHEDULE A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
          The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.
Directors

Name	Title
John K. Delaney	Executive Chairman
William G. Byrnes	Director
Frederick W. Eubank, II	Director
Andrew B. Fremder	Director
C. William Hosler	Director
Timothy M. Hurd	Director
Sara Grootwassink Lewis	Director
Steven A. Museles	Director
James J. Pieczynski	Director
Executive Officers

Name	Title
John K. Delaney	Executive Chairman
Steven A. Museles	Co-Chief Executive Officer
James J. Pieczynski	Co-Chief Executive Officer
Douglas H. (Tad) Lowrey	Chief Executive Officer and President — CapitalSource Bank
Donald F. Cole	Chief Financial Officer
John A. Bogler	Chief Financial Officer — CapitalSource Bank
Bryan D. Smith	Senior Vice President and Chief Accounting Officer
          The business address of each person set forth above is c/o CapitalSource Inc., 5404 Wisconsin Avenue, 2nd Floor, Chevy Chase, Maryland 20815. The telephone number is (301) 841-2700.